FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: April 15, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Discovers Large Moly-Copper System near Essakane

150m of 0.032% Moly and 0.04% Cu

April 15, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) is pleased to announce the discovery of a large Molybdenum (Mo) – Copper (Cu) porphyry style system within 30km of Essakane, Orezone’s cornerstone gold deposit in West Africa. The Kourki Mo-Cu Prospect is situated in Niger on the Kossa Permit and forms part of Orezone’s 2275km² land package that straddles the border of Burkina Faso and Niger. The 1km by 2km size target was identified during a 2007 regional gold exploration program using multi-element soil sampling, rock sampling and geophysical surveys. A limited eight hole, 1200m diamond drill program intersected significant Mo and Cu mineralization over large intervals (Tables 1 and 2). The mineralization shows typical Mo-Cu zoning through the area that was tested. More information regarding Mo-Cu deposits and maps of the Kourki Prospect are posted on the Orezone web site.

“The scale of the target and grade of mineralization defined through this limited scout drill program speaks to the significant potential of this new discovery,” stated Steve King, V.P. Exploration for Orezone. The Company is considering a number of strategic alternatives to advance the project.

Table 1. Composite Mo results from 2007 Kourki diamond drilling program.

HOLE (ID)	SECTION	FROM (m)	TO (m)	LENGTH (m)	Mo* (ppm)	Mo (%)
KKD0001	6800N	0.0	150.0	150.0	324	0.032
including		130.0	137.0	7.0	1355	0.136
KKD0002	6800N	43.0	57.0	14.0	211	0.021
		99.0	109.5	10.5	110	0.011
KKD0004	7000N	0.0	59.0	59.0	176	0.018
		65.0	87.5	22.5	168	0.017
		111.5	150.0	38.5	158	0.016
KKD0005	7000N	0.0	51.5	51.5	164	0.016
		57.5	96.5	39.0	180	0.018
KKD0006	7000N	72.0	92.5	20.5	186	0.019
		103.0	148.0	45.0	196	0.020
KKD0007	7200N	0.0	99.0	99.0	141	0.014
		105.0	137.0	32.0	114	0.011
KKD0008	7200N	0.0	93.5	93.5	180	0.018
		99.5	150.0	50.5	191	0.019

* 100 ppm composite; minimum 10 m interval; maximum 5 m internal dilution.

Table 2. Composite Cu results from 2007 Kourki diamond drilling program.

HOLE (ID)	SECTION	FROM (m)	TO (m)	LENGTH (m)	Cu* (ppm)	Cu (%)
KKD0001	6800N	0	150.4	150.4	402	0.040
KKD0002	6800N	0.0	39.0	39.0	302	0.030
		46.0	150.0	104.0	227	0.023
KKD0003	6800N	13.0	25.0	12.0	95	0.010
		89.5	101.5	12.0	311	0.031
KKD0004	7000N	0.0	150.0	150.0	450	0.045
KKD0005	7000N	0.0	150.0	150.0	305	0.031
KKD0006	7000N	68.5	150.0	81.5	470	0.047
KKD0007	7200N	6.0	20.0	14.0	179	0.018
		28.0	150.0	122.0	1034	0.103
KKD0008	7200N	0.0	150.0	150.0	396	0.040

* 100 ppm composite; minimum 10 m interval; maximum 5 m internal dilution.

Drilling on the Kourki prospect was supervised by M.S. (Steve) King, P. Geo., VP, Exploration for Orezone, who is a Qualified Person under National Instrument 43-101 and has reviewed and approved the technical information in this release. Orezone employs a rigorous Quality Control Program (QCP) employing a minimum 10% standards, blanks and duplicates. Sample prep was completed at Abilab Burkina SARL Ouagadougou (subsidiary of ALS Laboratory group) and ICP-MS multi-element analysis was completed at ALS Vancouver.

Orezone is also pleased to announce that Greg Bowes has rejoined the Company as the Chief Financial Officer and as a result, he has resigned from the Board of Directors. Mr. Bowes has been involved with Orezone since 2004 as V.P. Corporate Development, Chief Financial Officer and Director. Mr. Bowes holds an MBA from Queens University. He replaces Jimena Martinez effective immediately.

“We are very pleased to have Greg back as CFO during our transformation to becoming a producer, “said Ron Little CEO for Orezone. His knowledge of the Company, our people, our shareholders and the projects will be of great benefit to maintaining our continuity during a very rapid growth phase.”

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300m from surface and is surrounded by several satellite deposits. Orezone also has a pipeline of developing projects, all located in West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Orezone for the year ended December 31, 2006, and other continuous disclosure documents filed by Orezone since January 1, 2007 available at www.sedar.com , for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.